Exhibit 99.2

Kimber Resources Inc.
Management’s Discussion and Analysis
For the year ended June 30, 2013

The following management’s discussion and analysis (“MD&A”) of Kimber Resources Inc.’s (“Kimber” or the “Company”) financial position is for the year ended June 30, 2013 compared to the year ended June 30, 2012 and covers information up to the date of this MD&A as stated below. This discussion should be read in conjunction with the attached consolidated financial statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may vary materially from management’s expectations. See the “Cautionary Note Regarding Forward Looking Statements” and “Risks and Uncertainties” sections of this MD&A.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding Kimber is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.com, and on Kimber’s website at www.kimberresources.com.

This MD&A is dated September 24, 2013, with an update on September 25, 2013 for the Invecture Agreement (see below).

Introduction

Kimber’s strategy is to excel as an exploration and development company specializing in the discovery, definition and development of gold and silver deposits in Mexico, and to advance its projects into valuable assets potentially capable of becoming profitable mining operations. Kimber seeks to achieve these goals by focusing activities and cash expenditures on areas that will enhance the value of its assets while maintaining safe work conditions, protecting the environment and building strong relationships with local communities and stakeholders.

Kimber’s principal asset is the Monterde project, which is 29,296 hectares in size and is located in the prolific Sierra Madre Gold-Silver belt of Northern Mexico. The Monterde project hosts substantial gold-silver mineralization and has three deposits located within two kilometres of each other. Kimber is currently advancing the Monterde project towards a production decision.

An independent updated Preliminary Economic Assessment for Monterde was filed on SEDAR on July 25, 2011 and was filed on EDGAR on July 28, 2011. An updated resource estimate for the Carmen deposit was announced on October 24, 2012 and filed on SEDAR on December 13, 2012 and on EDGAR on December 14, 2012. This report recommended that the Monterde project be advanced to the pre-feasibility stage and that further exploration to expand the gold and silver resources be considered.

The consolidated financial statements for the years ended June 30, 2013 and June 30, 2012 are prepared on a going-concern basis, which assumes Kimber will continue operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Kimber does not generate cash flows from operations and accordingly, Kimber will need to raise additional funds through future issuance of debt or securities. Although Kimber has been successful in raising funds in the past, there can be no assurance Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. If Kimber cannot raise funds, its mining properties may be joint ventured, optioned, sold or abandoned. The Company is currently pursuing other financing alternatives as discussed in note 16, subsequent events. At June 30, 2013, Kimber has a $5 million loan facility with Sprott Resource Lending Partnership (“SRLP”) as disclosed below.

Kimber has not determined whether any of its properties contain mineral reserves that are economically recoverable. It is not possible to predict whether financing efforts will be successful or if Kimber will attain a profitable level of operations. Kimber has incurred losses since inception, and has an accumulated deficit of $74,485,533 as at June 30, 2013 and incurred a net loss for the year ended June 30, 2013 of $47,892,658. These conditions raise substantial doubt regarding Kimber’s ability to continue as a going concern. Should Kimber be unable to realize value from its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts indicated in Kimber’s statement of financial position.

The consolidated financial statements for the years ended June 30, 2013 and June 30, 2012 include an adjustment to the carrying value of an asset, a charge for impairment of mineral interests. Additional changes to statements of financial position classifications may be necessary should Kimber not continue as a going concern and these adjustments and reclassifications could be material.

On May 7, 2013 Kimber announced that it had received a letter from the NYSE MKT notifying the Company that if it did not adequately address the low selling price of the Company’s stock through a reverse stock split or otherwise raise the stock price to the satisfaction of the staff of the NYSE MKT within a reasonable amount of time, the Company would not satisfy the continued listing standards of the NYSE MKT Company Guide and would be subject to continued listing review by the staff of the NYSE MKT.

On July 22, 2013 Kimber filed a Form 25 with the United States Securities and Exchange Commission to effect the voluntary delisting of the shares of Kimber’s common stock (the “Common Shares”) on the NYSE MKT LLC (the “NYSE MKT”). The common shares of Kimber ceased trading on NYSE MKT at the end of the day on August 1, 2013.

On September 16, 2013 Kimber filed a Letter with the United States Securities and Exchange Commission requesting the immediate withdrawal of Kimber’s registration statement on Form F-3, filed with the United States Securities and Exchange Commission on January 22, 2013 and advising Kimber’s intent to file a Form 15.

Invecture Group Take Over Offer for Kimber

On September 25, 2013 Invecture Group, S. A. de C. V. (“Invecture Group”) and Kimber Resources Inc. (“Kimber”) entered into a support agreement (the “Support Agreement”), pursuant to which Invecture Group has agreed, subject to the terms and conditions of the Support Agreement, to make an offer to acquire all of the outstanding common shares of Kimber for C$0.15 in cash per share by way of a take-over bid (the “Offer”).

The Support Agreement further provides that Invecture Group will purchase 20,000,000 common shares of Kimber at a price of C$0.10 per share for gross proceeds of C$2,000,000 (the “Placement”). The proceeds of the Placement will be used for working capital and general corporate purposes. The Placement is subject to a number of standard conditions including the approval of the TSX, and is to close as soon as practicable after these conditions have been met and in any event no later than October 2, 2013. The common shares to be issued to Invecture Group pursuant to the Placement will be subject to a four month hold period from the date of their issuance.

Pursuant to the Support Agreement, Kimber may not solicit other acquisition proposals, but it is entitled to consider unsolicited acquisition proposals made by third parties and accept superior proposals in accordance with the terms of the Support Agreement. Invecture Group has the right to match any acquisition proposal received by Kimber that constitutes a superior proposal. The Support Agreement provides for the payment by Kimber to Invecture Group of a termination fee of C$500,000 in certain circumstances, including in the event that Kimber gives notice to terminate the Support Agreement in order to enter into a superior proposal.

The Offer will be subject to certain customary conditions, including there being deposited under the Offer and not withdrawn at the expiry time of the Offer such number of Kimber common shares that represents at least 66⅔% of the outstanding Kimber common shares then outstanding, excluding shares acquired by Invecture Group in the Placement, and there shall not have occurred any change, condition, event or development which has had, or which could reasonably be expected to have, a material adverse effect in respect of Kimber. Invecture Group may waive the conditions of the Offer in certain circumstances. The Offer is not subject to any financing condition.

Kimber Resources Inc. is based in Vancouver, British Columbia and trades on the Toronto Stock Exchange under the symbol “KBR.”

Selected Annual Information

	As at and for the	As at and for the	As at and for the
	year ended June 30,	year ended June 30,	year ended June 30,
	2013	2012	2011
Revenues	$-	$-	$-
Net loss	$47,892,658	$3,566,641	$2,967,411
Loss per share, basic and diluted	($0.58)	($0.04)	($0.04)
Total assets	19,847,694	62,808,643	58,995,943
Long-term liabilities	$-	$-	$-
Cash dividends declared per share	$-	$-	$-

The significant changes in the annual information above reflects the impairment of the Company’s Monterde mineral interest in the year ended June 30, 2013 for approximately $44.4 million. There have been no other significant changes in the Company’s operations.

Results of Operations
Year ended June 30, 2013

Kimber’s net loss and comprehensive loss for the year ended June 30, 2013 was $47,892,658 or

$0.58 per common share compared with a net loss and comprehensive loss of $3,566,641 or $0.04 loss per share for the year ended June 30, 2012. The increase in loss is due to the impairment charge of $44,440,731 which was recognized in the year ended June 30, 2013.

During the year ended June 30, 2013 Kimber incurred exploration and evaluation expenditures of $3,264,252 on its mineral properties which have been capitalized. Exploration and evaluation activity during the year ended June 30, 2013 was on the Monterde project. This compares to exploration and evaluation expenditures of $9,985,000 which were capitalized during the year ended June 30, 2012.

Assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. At June 30, 2013 Kimber determined that the carrying amount of mineral interests for the Monterde property may not be fully recoverable and triggered impairment testing. On 25 September 2013 Kimber entered into a support agreement for the acquisition of all the outstanding common shares of the Company as disclosed above (see “Invecture Group Take Over Offer for Kimber”). This agreement indicates a revised valuation for Kimber and effectively for Monterde, being Kimber’s principal asset, and the terms of this agreement were used to estimate the recoverable amount of mineral interests at June 30, 2013.

Kimber has written down mineral interests to its best estimate of its recoverable amount of $18,000,000. This has resulted in an impairment charge of $44,440,731 for the year ended June 30, 2013.

Exploration and evaluation expenditures on the Monterde project decreased in the year ended June 30, 2013 compared to the year ended June 30, 2012 while the Company conserved its cash resources. Exploration and evaluation expenditures for the year ended June 30, 2013 were focused on technical studies to advance the Monterde project. Exploration and evaluation expenditures for the year ended June 30, 2012 included a drilling program designed to expand and upgrade mineral resources at the Carmen and Veta Minitas deposits, to drill test new exploration targets and to gain drill samples for metallurgical and condemnation purposes.

A summary of mineral interests for the current and comparable period is included in the table below:

	Year ended June	Year ended
	30, 2013	June 30, 2012
Mineral interests
Property acquisition and taxes	$209,538	$142,813
Exploration and evaluation	3,264,252	9,985,000
Total expenditures	3,473,790	10,127,813
Impairment of Mineral Interests	(44,440,731)	-
	$(40,966,941)	$10,127,813
Monterde expenditures
Assays	$99,714	$1,265,001
Drilling	-	4,680,555
Engineering	600,246	837,261
Environmental study	217,261	271,534
Field Office	522,530	666,754

Geological, geophysical	715,508	906,324
Metallurgy	128,685	255,826
Supplies	221,816	403,335
Travel and accommodation	282,369	162,032
Other categories	476,123	536,378
Total Monterde expenditures	$3,264,252	$9,985,000

Monterde expenditures

Kimber did not undertake any drilling during the year ended June 30, 2013. Detailed mapping and sampling of the underground workings that cut through the Carmen deposit were initiated and carried out during the year ended June 30, 2013. Assay costs of $99,714 were incurred relating to these underground samples.

Engineering costs were $600,246 for the year ended June 30, 2013 compared to $837,261 for the year ended June 30, 2012. Additional technical projects to advance the Monterde project were undertaken during the year ended June 30, 2013.

Environmental study costs were $217,261 for the year ended June 30, 2013 compared to $271,534 for the year ended June 30, 2012. Environmental study costs during the year ended June 30, 2013 were due to the continued environmental baseline studies and reports for the Monterde project.

Administration costs

Salary and benefit expenses include share based compensation charges. Salary and benefit expenses were $1,202,307 during the year ended June 30, 2013 compared to $1,859,744 for the year ended June 30, 2012.

  Salary and benefits expenses net of share based compensation charges were $905,131 for the year ended June 30, 2013 compared to $1,002,211 for the year ended June 30, 2012. The decrease in costs for the year ended June 30, 2013 compared to the year ended June 30, 2012 was due to a reduction in compensation for management employees and directors.

  Non-cash share based compensation charges were $297,176 for the year ended June 30, 2013 compared to $857,533 for the year ended June 30, 2012. Current period charges were lower due to less options being granted and a lower Black Scholes valuation for the annual grant of options made in February2013 as compared to the previous year.

Legal, consulting and audit costs were $529,956 for the year ended June 30, 2013 compared to $581,043 in the comparative period. The decrease in costs was a result of decreases in audit and internal control over financial reporting (“ICFR”) consulting costs as the Company was no longer required to complete this work. Costs also include ongoing legal, accounting, audit costs and general advisory costs.

Investor relations and shareholder communications expenses were $109,319 for the year ended June 30, 2013 compared to $211,251 for the year ended June 30, 2012. The decrease in costs is attributable to a reduction in advertising including reduced airing of a Kimber video clip and a general reduction in investor relations activities.

Office, insurance and miscellaneous expenses were $317,810 for the year ended June 30, 2013 compared to $269,514 for the year ended June 30, 2012. The increase in costs is primarily attributable to costs incurred to upgrade the Company’s technical computer systems and an increase in insurance costs.

Transfer and filing fees were $153,851 for the year ended June 30, 2013 compared to $125,665 for the year ended June 30, 2012. Transfer and filing fees includes fees paid to Kimber’s transfer agent and fees paid to the Toronto and NYSE MKT stock exchanges. The increase in costs for the year ended June 30, 2013 was attributable to additional prospectus filing fees.

Finance expenses were $792,408 for the year ended June 30, 2013 compared to $2,296 for the year ended June 30, 2012. Kimber obtained a $5 million credit facility from SRLP as noted below under “Financings”. The financing expenses for the year ended June 30, 2013 included interest of $460,274, amortization of deferred finance costs of $325,285 and other costs of $6,849.

General exploration costs were $139,650 for the year ended June 30, 2013 compared to $98,355 for the year ended June 30, 2012. These costs include mineral rights concession fees which have increased during the current year and other costs for the Pericones and Setago properties

Kimber recorded a gain from foreign exchange of $18,818 during the year ended June 30, 2013 compared to a loss of $78,232 in the year ended June 30, 2012. The gain or loss originates from funds advanced to Mexico during the year that have appreciated or depreciated in value due to fluctuations in the Mexican peso or United States dollar relative to the Canadian dollar.

Summary of Quarterly Results September 30, 2011 to June 30, 2013

(In accordance with IFRS)

	Q4	Q3	Q2	Q1
	Jun30/13	Mar 31/13	Dec 31/12	Sep30/12
Interest income	$5,182	$6,497	$8,401	$4,414
Net loss and comprehensive loss	$(45,095,734)	$(1,146,420)	$(852,384)	$(798,120)
Loss per share – basic and diluted	$(0.54)	$(0.01)	$(0.01)	$(0.01)

	Q4	Q3	Q2	Q1
	Jun30/12	Mar 31/12	Dec 31/11	Sep30/11
Interest income	$6,214	$9,751	$17,693	$30,262
Net loss and comprehensive loss	$(977,570)	$(987,341)	$(843,543)	$(758,187)
Loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Kimber is an exploration company, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in expenditures are generally attributed to growth in operations and success in financing activities which allow Kimber to undertake further development and exploration activities on its properties.

Kimber’s income is derived from interest and gains received on cash or short-term investments classified as cash and cash equivalents. Interest income fluctuates according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest earned on cash balances.

Financial Condition

At June 30, 2013, Kimber had a working capital deficiency of $3,692,244 (June 30, 2012; surplus $2,420,521). The change in working capital for the year ended June 30, 2013 is primarily the result of an decrease in cash to $897,112 (June 30, 2012; $1,546,363), a decrease in trade and other receivables to $305,383 from $1,417,756 offset by an increase in current liabilities, including debt financing with SRLP, to $5,007,360.

Cash Flows

Kimber has generated cash inflows from selling its shares either through financings, debt issuance, or the exercise of outstanding stock options and warrants. There is a risk that future financings will not be possible and that options and warrants may not be exercised if Kimber’s share price falls below their respective exercise prices. During the year ended June 30, 2013 Kimber incurred debt financing with SRLP as disclosed in the “Financings” section below.

Trade and other receivables were $305,383 at June 30, 2013 compared to $1,417,756 at June 30, 2012. The decrease was due to the receipt of IVA refunds totalling $1,378,158 during the year ended June 30, 2013. As at June 30, 2013, all trade and other receivables are aged within one year. At the date of this MD&A, management believes that the full amount of the IVA outstanding is recoverable.

Prepaid expenses were $112,621 at June 30, 2013 compared to $279,229 at June 30, 2012. The decrease was due primarily to the elimination of prepaid financing costs from 2012. Prepaid expenses also include amounts for annual stock exchange listing fees and annual software licensing fees.

Kimber made equipment purchases of $44,328 during the year ended June 30, 2013 compared to $166,253 for the year ended June 30, 2012. The main components of the current additions were for camp equipment of $18,367 and computer equipment of $17,874.

Property acquisition costs of $209,538 were incurred for semi-annual concession taxes during the year ended June 30, 2013. For the year ended June 30, 2012 property acquisition costs totaled $142,813. The increase in concession taxes was due to increases in the concessions rates.

Kimber received proceeds of $5,000,000 under a loan credit facility as described below under “Financings”.

Financings

On July 18, 2012, Kimber announced that it had entered into a $5 million bridge loan credit facility with SRLP. The facility is at an interest rate of 12% per annum, payable monthly. The facility was made available through a $3 million drawdown on the closing date and a $2 million drawdown which could be made thereafter. The term of the facility was one year, which could be extended for an additional six months, subject to the facility being in good standing, and on payment of an extension fee in the amount of 3%.There were transaction costs of $302,350 associated with the credit facility of which $180,000 was paid through the issuance of a share bonus payment. On September 10, 2012, 285,689 shares were issued to SRLP and its nominees in respect of the share bonus payment.

On January 31, 2013 Kimber announced that it had finalized the drawdown of the $2 million (“Second Advance”) from the $5 million bridge loan credit facility. As per the terms of the

Second Advance Kimber paid a share bonus in the amount of $120,000 to SRLP being equivalent to 6% of the Second Advance Amount, payable in 227,250 common shares of Kimber, priced at a 10% discount to the 10-day volume weighted average of Kimber’s common shares for the 10-day period commencing one day after the issuance of the press release regarding the updated mineral resource estimate for Kimber’s Carmen Deposit at Monterde.

On June 18, 2013 Kimber announced that it had exercised a six month extension on the $5 million bridge loan credit facility with SRLP. Terms surrounding the extension of the loan include the issuance to SRLP of common shares of the Company having a value of $150,000 by the 5-day volume weighted average price of the Company’s shares on the TSX for five trading days preceding June 28, 2013 which totaled an issuance of 1,525,000 common shares as of June 28, 2013.

On September 25, 2013 Kimber entered into a definitive agreement for the acquisition of all the outstanding common shares of the Company. Under this agreement Invecture Group SA de CV has subscribed by private placement for 20 million shares of Kimber at $0.10 per share for proceeds of $2 million and a tender offer will be made to the shareholders of Kimber to purchase all of the outstanding shares of Kimber for $0.15 per share as part of a take-over bid.

Use of proceeds of prior financings

The table below describes how the proceeds of the loan facility have been used to date (other than working capital), against how the proceeds were expected to be used as disclosed in the press release dated July 18, 2012:

	As per press release[1]	Incurred to date
Exploration and development at the Monterde Project, including a pre-feasibility study and continued drilling	Amount not specified	$2,400,000
1 A breakdown between this category of expenses and working capital expenses was not specified in the press release.

On July 26, 2011, Kimber announced that it had closed a bought deal private placement of 5,060,000 common shares that were issued at a price of $1.60 per share for gross proceeds of $8,096,000. The underwriters were paid a cash commission of 6.5% of the gross proceeds.

The table below describes how the proceeds have been used to date (other than working capital), against how the proceeds were expected to be used as disclosed in the press release dated July 26, 2011:

	As per press release[1]	Incurred
Exploration and development at the Monterde Project, including a pre-feasibility study and continued drilling	Amount not specified	$5,200,000
1 A breakdown between this category of expenses and working capital expenses was not specified in the press release.

During the year ended June 30, 2013, no stock options were exercised (June 30, 2012; $167,114) and no warrants were exercised (June 30, 2012; $6,750).

Contractual Obligations

Kimber has a short-term loan with SRLP. Kimber is obligated to pay monthly interest payments at an interest rate of 12% per annum. The term of the loan is one year with the option to extend for an additional six months subject to the facility being in good standing, and the payment of an extension fee in the amount of 3% of the amount drawn down. On June 28, 2013, 1,525,000 shares were issued to SRLP and its nominees in respect of the loan extension from June 30, 2013 to December 29, 2013.At the date of this MD&A the total principal due at the end of the term on December 29, 2013 is $5 million.

Kimber has no future contractual obligations to property vendors for the Monterde or Setago Properties.

Kimber leases its premises in Vancouver under a short term operating lease on a month to month basis cancellable by either party providing 60 days written notice to the other party. At June 30, 2013, the Company is obligated to make $6,600 in basic rental payments under the lease for the year ended June 30, 2014. In addition Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

Capital Resources and Liquidity

Capital resources of Kimber consist primarily of cash and liquid short-term investments. As at September 18, 2013 Kimber had cash and cash equivalents totaling approximately $240,000.

Management reviews cash expenditures on an ongoing basis, and is seeking to obtain additional financing

There can be no assurance that Kimber will succeed in obtaining additional financing, now or in the future. Current market conditions could make it difficult or impossible for Kimber to raise necessary funds to meet its capital requirements. Failure to raise additional financing on a timely basis could cause Kimber to suspend its operations and eventually to forfeit or sell its interest in its properties. In the past, Kimber has been successful at raising funds to continue work on its mining properties. However, there is no certainty that Kimber will be able to raise additional funding on reasonable terms if at all, in which case the property may be joint ventured, sold or abandoned. As noted in the “Financings” section above, Kimber has borrowed $5 million from SRLP. As noted in the “Subsequent events” sections below Kimber has entered into a definitive agreement to facilitate the take-over of Kimber

Kimber does not anticipate the payment of dividends in the foreseeable future.

Related Party Transactions

Compensation of Key Management

The remuneration of key management personnel who have the authority and responsibility for planning, directing and continuing the activities of the Company during the period ended June 30, 2013 was as follows:

	Year ended June	Year ended June
	30, 2013 ($)	30, 2012 ($)
Stock-based compensation	285,000	738,000

Salaries	853,000	957,000
Directors' fees	166,000	151,000
TOTAL	1,304,000	1,846,000

Mineral Properties

The Monterde property, located in the Sierra Madre region of south-western Chihuahua State, Mexico, is Kimber’s principal asset. As at June 30, 2013, the Monterde property is comprised of 35 mineral concessions covering 29,296 hectares and which extend 37 kilometres along the trend of mineralization.

Kimber holds 100% of the Monterde property, free of royalties, through its wholly-owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V. Three zones of gold-silver mineralization have been extensively drilled at Monterde, including Carmen, Veta Minitas and Carotare. Details of this work are listed in the Annual Report, filed on SEDAR and EDGAR, are displayed on Kimber’s website, and have been described in previous news releases. The designated Qualified Persons responsible for each of the mineral resource statements are stated in the Annual Report.

Monterde – Carmen
The Carmen deposit is the main deposit located to date on the Monterde property. The Carmen deposit has been exploited in historic underground workings. Kimber has completed a number of exploration programs on the deposit. The current mineral resource estimate defined a high grade gold-silver mineral resource with improved metallurgical recoveries, which lies within an overall larger lower grade mineral resource.

Monterde - Veta Minitas
Veta Minitas is located approximately 250 metres south-west of the Carmen gold-silver deposit. The current mineral resource estimate defined a high grade gold-silver indicated and inferred mineral resource which lies within an overall larger lower grade indicated and inferred mineral resource.

Monterde – Carotare
The Carotare zone of mineralization is located two kilometres west of the Carmen Deposit.

Monterde – Preliminary Economic Assessment
An updated Preliminary Economic Assessment prepared by Micon International Limited, with assistance by Kirkham Geosystems Ltd., Knight Piésold Consulting Ltd. and other consultants employed directly by Kimber, was filed on SEDAR on July 25, 2011 and on EDGAR on July 28, 2011.

Monterde – Carmen - Updated Resource Estimate.
An updated resource estimate for the Carmen deposit was announced on October 24, 2012.

Setago and Pericones
The 100% owned Setago Property, which consists of three concessions totalling 10,069 hectares, lies approximately 24 kilometres to the west of Monterde. Kimber holds mineral rights to the Setago property in the State of Chihuahua, Mexico. All expenditures on this property have been written off or expensed previously.

In July 2013 Kimber decided not to retain the Pericones mineral concessions and did not to pay the concession taxes for Pericones due on July 31, 2013.

Technical Information and Qualified Persons

Unless otherwise indicated, Kimber has prepared the technical information in this MD&A (“Technical Information”) based on information contained in the technical reports and news releases (collectively the “Disclosure Documents”) available under Kimber’s company profile on SEDAR at www.sedar.com and on Kimber’s website. Each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators (“NI 43-101”). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The technical information disclosure in this MD&A has been approved by David Hembree, Certified Professional Geologist, Vice President Exploration of Kimber and a Qualified Person under NI 43-101.

Safety

Kimber continues to encourage a safe work environment. Safety meetings are held and first aid instruction is provided. Protective equipment is mandatory in the vicinity of heavy machinery and underground. There were no lost time incidents during the year ended June 30, 2013.

Off-Balance Sheet Arrangements

Kimber has no off-balance sheet arrangements or transactions and none are contemplated.

Capital Management

The capital structure of Kimber consists of a short term loan and equity attributable to common shareholders comprising share capital, share option reserve, warrant reserve and deficit. Total capital as at June 30, 2013 was $14,840,334 (June 30, 2012; $61,985,816). Kimber has no externally imposed capital requirements.

Kimber’s objectives when managing capital are to maintain adequate capital resources to safeguard Kimber’s ability to continue as a going concern, to maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, to maintain and enhance investor, creditor and market confidence to sustain future development of the business, and to provide returns to shareholders and benefits for other stakeholders.

Fair value of Financial Instruments

Kimber has designated its cash and cash equivalents as loans and receivables. Trade and other receivables are classified as loans and receivables, which are measured at amortized cost. Trade and other payables are classified as other liabilities, which are measured at amortized cost. The carrying values of these financial instruments approximate fair values due to the short-term nature of these instruments.

Financial Risk Exposure and Risk Management

Kimber is exposed in varying degrees to a number of risks arising from financial instruments. Kimber manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. Kimber does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions.

The types of risk exposures and the way in which such exposures are managed are as follows:

Credit Risk

Credit risk primarily arises from Kimber’s cash and cash equivalents and trade and other receivables. The maximum risk exposure is limited to their carrying amounts at the statement of financial position date. Cash and cash equivalents are held as cash deposits or invested in Treasury bills with various maturity dates. Kimber does not invest in asset-backed securities and does not expect any credit losses. Kimber periodically assesses the quality of its deposits.

Trade and other receivables consist primarily of paid value added tax recoverable (“IVA”) from the Mexican Government for Mexican expenditures. Kimber regularly reviews the collectability of its trade and other receivables.

Liquidity Risk

Liquidity risk is the risk that Kimber may not be able to meet its financial obligations as they become due. Kimber strives to ensure that there is sufficient cash and cash equivalents to meet its business requirements on a timely basis. Kimber prepares regular budgets which are approved by its Board of Directors and also prepares cash flow forecasts on a regular basis.

The following table details Kimber’s expected remaining contractual maturities for its financial liabilities. The table is based on the undiscounted cash flows of financial liabilities based on the earliest date on which Kimber can be required to satisfy the liabilities.

	Less than 1 month	1-3 months	4-12 months	Total
At June 30, 2013
Trade and other payables	$140,931	$199,182	$0	$340,113
Short term loan	$50,959	$100,274	$5,146,301	$5,297,534

At June 30, 2012
Trade and other payables	$534,554	$288,273	$0	$822,827

Kimber intends to raise additional funds through various funding options in order to repay these amounts.

Currency Risk

The operating results and financial position of Kimber are reported in Canadian dollars. Certain of Kimber’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of Kimber’s operations are subject to currency transaction and translation risk.

Kimber’s exploration and evaluation and some administration costs are incurred in Mexico and are denominated in Mexican pesos or US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact Kimber’s operating results and may affect the value of Kimber’s assets and the amount of the shareholders’ equity. Kimber does not currently hedge its exposure to foreign exchange movements.

Kimber’s monetary assets are held in Canadian dollars, United States dollars and Mexican pesos. A 5% change in the US dollar and Mexican peso will affect Kimber as is indicated in the following table.

	Year ended June 30,
	2013	2012
Change in Net Loss
United States dollars	$845	$4,380
Mexican pesos	$9,913	$64,529

Legal Proceedings

Kimber and its subsidiaries are not parties to any legal proceedings and have no material contingent liabilities as at June 30, 2013.

Critical accounting policies and estimates

A discussion of Kimber’s significant accounting policies is contained in Note 3 to the condensed consolidated financial statements for the year ended June 30, 2013.

Certain of these policies are recognized as critical because in applying these policies management is required to make judgements, assumptions and estimates that have a significant impact on the financial results of Kimber. The estimates used in applying these critical accounting policies have been discussed with the Audit Committee of our Board of Directors and are discussed below.

Measurement Uncertainties

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and the reported amounts of expenses incurred during the reporting period. Significant areas requiring the use of management estimates relate to share-based compensation, impairment of mineral interests, recoverability of trade and other receivables, valuation of deferred income tax amounts and amortization. Actual results could differ from those estimates.

Accounting for Mineral Interests

Mineral interest acquisition costs, exploration, evaluation and direct field costs are deferred until the rights to which they relate are placed into production, at which time these deferred costs will be amortized over the estimated useful life of the rights upon commissioning the property, or written-off if the rights are disposed of, impaired or abandoned. Management reviews the carrying amounts of mineral interests on a periodic basis and will recognize impairment based upon current exploration results and upon assessment of the probability of profitable exploitation of the interests. Management’s assessment of the mineral interest’s fair value is also based upon a review of other mineral interest transactions that have occurred in the same geographic area as that of the interests under review. Administration costs and other exploration costs that do not relate to a specific mineral interest are expensed as incurred.

Internal Control over Financial Reporting

Kimber’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109 of the Canadian Securities Administrators.

Kimber’s ICFR includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Kimber’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of Kimber’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Kimber’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent or detect all misstatements. Projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, due to fraud or collusion or that the degree of compliance with the policies or procedures may deteriorate.

As at June 30, 2013, the Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Kimber’s financial statements prepared in accordance with IFRS. Kimber’s management designed ICFR using the Internal Control Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

At June 30, 2013, management evaluated the effectiveness of the Company’s ICFR and concluded that such ICFR was effective and there were no material weaknesses or changes identified by management that have materially affected, or are reasonably likely to materially effect, the Company’s ICFR.

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining for Kimber disclosure controls and procedures (“DC&P”) as those terms are defined in National Instrument 52-109 Certification of Disclosures in the Issuer’s Annual and Interim Filings.

As at June 30, 2013, the Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, DC&P to provide reasonable assurance that material information relating to Kimber is made known to them by others and that information required to be disclosed by the issuer under their supervision in its annual filings, interim filings and other reports filed or submitted by Kimber under securities legislation is recorded, processed, summarized and reported within time periods specified in securities legislation.

Subsequent events

On July 22, 2013 Kimber announced that it had filed a Form 25 with the United States Securities and Exchange Commission to effect the voluntary delisting of the shares of Kimber’s common stock on the NYSE MKT LLC.

On September 25, 2013 Kimber entered into a support agreement for the acquisition of all the outstanding common shares of the Company. Under this agreement Invecture Group SA de CV has subscribed by private placement for 20 million shares of Kimber at $0.10 per share for proceeds of $2 million and a tender offer will be made to the shareholders of Kimber to purchase all of the outstanding shares of Kimber for $0.15 per share as part of a take-over bid (see “Invecture Group Take Over Offer for Kimber”).

Outstanding Share Data

Kimber had one class of shares at June 30, 2013 and at September 25, 2013. At June 30, 2013, Kimber had 84,497,876 shares issued and 89,474,391 outstanding on a fully diluted basis.

Kimber has a stock option plan and at June 30, 2013 there were 4,976,515 options to purchase shares outstanding. Of the 4,976,515 options to purchase shares granted to employees, directors and consultants, options to purchase 3,789,849 shares had vested.

Kimber had no warrants to purchase shares outstanding as at June 30, 2013. On December 23, 2012, 4,528,750 warrants with an exercise price of $1.80 expired, and 544,050 warrants with an exercise price of $1.40 expired.

At September 25, 2013 Kimber had 84,697,876 shares issued and 88,076,891 outstanding on a fully diluted basis.

Cautionary Note Regarding Forward Looking Statements

Certain statements contained in this MD&A constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Such forward-looking statements concern our anticipated results and developments in our operations in future periods, planned exploration and development of our properties, plans related to our business, and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements reflect Kimber's current views with respect to future events and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kimber, are inherently subject to significant known and unknown risks and uncertainties which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. In making the forward-looking statements in this MD&A, Kimber has made several assumptions that it believes are appropriate, including, but not limited to the assumption that:

  market fundamentals will result in reasonable demand and prices for gold and silver;

  Kimber will not be subject to any environmental disasters, significant litigation, significant regulatory changes or significant labour disruptions;

  the advice Kimber has received from its consultants and advisors relating to matters such as mineral reserves and mineral resources and environmental requirements is reliable and correct and, in particular, that the models, dilution strategies and mining recovery estimates used to calculate mineral reserves and mineral resources are appropriate and accurate;

  the advice Kimber has received from its consultants and advisors relating to the capital costs of placing the Monterde project into commercial production, the operating costs and production rates for the Monterde project and the applicable taxes are reasonable and appropriate; and

  financing will be available on reasonable terms in the future.

There can be no assurance that any of these assumptions will prove to be correct.

Many factors could cause actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including risks and uncertainties related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and silver; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those risk factors outlined in Kimber's current Annual Information Form filed on SEDAR and EDGAR and available on Kimber's website. Although Kimber has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Should one or more of these risks or uncertainties materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. Forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Forward-looking statements in this MD&A are made as of the date hereof, and Kimber does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law.

Risk and Uncertainties

Kimber is a mineral exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed in the notes to the annual consolidated financial statements and in the Annual Information Form.

Kimber’s financial success is subject to general market conditions, which affect mining and exploration companies. The value of Kimber’s mineral resources and future operating profit and loss may be affected by fluctuations in precious metal prices, over which Kimber has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso. Kimber can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted. Kimber also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

Kimber also faces certain risks and uncertainties specific to its circumstances. Kimber’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Kimber has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While Kimber has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

Below is a brief summary of some of Kimber’s risks and uncertainties. Each of these risks is more fully described in our Annual Information Form, along with other risks and uncertainties.

Industry Risks

  Mineral resource exploration and development is a high risk, speculative business.

  Mineral exploration is subject to numerous industry operating hazards and risks, many of which are beyond Kimber’s control and any one of which may have an adverse effect on its financial condition and operations.

  Metal prices have fluctuated widely in the past and are expected to continue to do so in the future which may adversely affect the amount of revenues derived from production of mineral reserves.

  Exploration activities are subject to geologic uncertainty and inherent variability.

  The quantification of mineral resources is based on estimates and is subject to great uncertainty.

  The current events in global financial markets have had a profound impact on the global economy, in general and on the mining industry in particular. These events may negatively impact Kimber.

  Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

Company Risks

  Kimber will need to raise additional capital though the sale of its securities, resulting in dilution to the existing shareholders, and if such funding is not available, Kimber’s operations would be materially effected in an adverse way and may cease to be a going concern.

  Kimber faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and may not be able to effectively compete which would have an adverse effect on Kimber’s financial condition and operations.

  Kimber’s exploration efforts may be unsuccessful in locating viable mineral resources.

  If Kimber is unable to develop acceptable overall gold and silver recovery levels, the Carmen deposit may not be a viable project and Kimber will have to continue to explore for a viable deposit or cease operations.

  If Kimber’s mineral resource estimates are not indicative of the actual gold and silver that can be mined, the mineable gold and silver that can be recovered from the Carmen deposit may be less than the mineral resource estimate and the Carmen deposit may not be a viable project.

  Kimber has a limited history as an exploration company and does not have any experience in putting a mining project into production.

  Kimber expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Kimber’s common shares to decline.

  Kimber’s title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

  Kimber’s properties are located in Mexico, which can lead to difficulty with changes in political conditions and regulations, currency exchange, in obtaining financing, finding and hiring qualified people or obtaining all necessary services for Kimber’s operations in Mexico.

  Kimber originally contemplated an open pit mining operation on the Carmen deposit, however it is currently contemplating the possibility of a combined open pit and underground mining operation, the effect of which, if it were to proceed to production, would expose Kimber to increased costs, potential time delays and risks to underground workers.

  Kimber is subject to numerous government regulations which could cause delays in carrying out its operations, and increase costs related to its business.

  Kimber has not completed an environmental impact statement, nor has it received the necessary permits for water or explosives to conduct mining operations.

  The Monterde Property is located in the Sierra Madre Mountains of Mexico which have been subject to episodes of unusually high rainfall in past years resulting in washouts and erosion of soil. Continuing increased rainfall may result in increased costs and delays in operations.

  Kimber depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.

  Kimber does not have a full staff of technical people and relies upon outside consultants to provide critical services.

  Certain Kimber directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.

  Future sales of Kimber’s common shares into the public market by holders of Kimber options and warrants may lower the market price, which may result in losses to Kimber’s shareholders.

  Kimber has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends.

  Kimber’s business involves risks for which Kimber may not be adequately insured, if it is insured at all.

  Kimber’s activities are subject to environmental liability, which would have an adverse effect on its financial condition and operations.

  A shortage of supplies and equipment could adversely affect Kimber’s ability to operate its business.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Annual Information Form which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.